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                                                --------------------------------
                                                        SEC FILE NUMBER
                                                           000-30959
                                                --------------------------------

                                                --------------------------------
                                                         CUSIP NUMBER
                                                           76774E103
                                                --------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): |X|Form 10-K   |_|Form 20-F  |_|Form 11-K  |_|Form 10-Q
             |_|Form N-SAR  |_|Form N-CSR

                   For Period Ended: December 31, 2004
                                     -----------------
                   |_| Transition Report on Form 10-K
                   |_| Transition Report on Form 20-F
                   |_| Transition Report on Form 11-K
                   |_| Transition Report on Form 10-Q
                   |_| Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                    ----------------------------

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             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

RITA MEDICAL SYSTEMS, INC.
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Full Name of Registrant

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Former Name if Applicable

967 N. SHORELINE BLVD.
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Address of Principal Executive Office (Street and Number)

MOUNTAIN VIEW, CA, 94043
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |(a)  The reasons described in reasonable detail in Part III of this form
       |     could not be eliminated without unreasonable effort or expense
       |(b)  The subject annual report, semi-annual report, transition report on
       |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or
   |X| |     portion thereof, will be filed on or before the fifteenth calendar
       |     day following the prescribed due date; or the subject quarterly
       |     report of transition report on Form 10-Q, or portion thereof, will
       |     be filed on or before the fifth calendar day following the
       |     prescribed due date; and
       |(c)  The accountant's statement or other exhibit required by Rule
       |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

                     Persons who are to respond to the collection of information
SEC 1344 (07-03)     contained in this form are not required to respond unless
                     the form displays a currently Valid OMB control number.

(Attach Extra Sheets if Needed)

We are unable to timely file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense due to delays in executing against our "Section 404" project plan, primarily due to process changes in our internal control over financial reporting necessitated by our merger with Horizon Medical Products in July 2004. As a result of these delays, we have not yet completed our financial statements and related disclosures for our annual report on Form 10-K for the year ended December 31, 2004; nor have we completed our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004.

However, to date, we have identified material weaknesses in our procurement process which did, prior to adjustment, or could otherwise, result in a material misstatement of our annual or interim financial statements. As a result of these material weaknesses, the Company did not maintain effective internal controls over accounting for its procurement process as of December 31, 2004. The material weaknesses we have identified are not appropriately accruing for certain invoices at December 31, 2004 and not properly reconciling accrued liabilities at December 31, 2004. We may identify additional control deficiencies in our internal control over financial reporting as we continue our assessment. Because of these material weaknesses, management has concluded the Company's internal control over financial reporting was not effective as of December 31, 2004. In addition, we expect our independent registered public accounting firm to issue an adverse opinion on the effectiveness of our internal control over financial reporting.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Joseph DeVivo                      650                   314.3400
------------------------   ------------------    -------------------------------
       (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                   |X|Yes  |_|No

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X|Yes  |_|No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed a merger with Horizon Medical Systems, Inc. on July 29, 2004. Therefore there were significant changes in the results of operations from the corresponding period for the last fiscal year due to the consolidation of the results of the merged entities from July 29, 2004 through December 31, 2004. A copy of the press release issued by the Company with respect to the Company's earnings results for the fourth quarter and fiscal year ended December 31, 2004 can be found as an exhibit to the Company's current report on Form 8-K, dated February 16, 2005.

================================================================================

                           RITA MEDICAL SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 16, 2005               By: /s/ Joseph DeVivo
        -------------------------        ---------------------------------------
                                         Joseph DeVivo
                                         President and  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

                                    ATTENTION
--------------------------------------------------------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


                                       -3-